UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8B-4
REGISTRATION STATEMENT OF FACE-AMOUNT
CERTIFICATE COMPANIES

Pursuant to Section 8(b) of the Investment Company Act of 1940 This form shall be used for registration statements filed pursuant to Section 8(b) of the Investment Company Act of 1940, by all face amount certificate issuing Employees Securities Company. In filing a registration statement on this form, this company has securities registered under the Securities Act of 1933 and may file the information specified in Rule N-8C-4 in partial satisfaction from the requirements of this form.

1.  GENERAL INFORMATION
YOLANDA LEWIS INNOVATIVE RESOURCES INC., date of formation is 12th day of October from 2018, upon the United States of America State of California, under the laws of which it was organized through original Charter from the Registrar file no. 67-209407, Manufacturer File Date: 3rd day of August from 1967.
Exact name of the registrant as specified in charter: Cunningham, Yolanda who incorporated YOLANDA LEWIS INNOVATIVE RESOURCES INC.
with Consignment Address from Principal Office out of Registrant:
 2752 21st Street Sacramento California 95828 Bank-City San Francisco. Date of Formation: October 12, 2014 under the laws of Sacramento
  County, and the sovereign powers of the several States of the American Union, entitled to Full Faith and Credit to every act.

2.  MISCELLANEOUS INFORMATION
Fiscal Year End:  September 30
Annual meetings for security holders held virtually 4th Friday in November. Security holders to Family Funds shall be issued annual reports related to Certificated Security holders in due course out of issued Dollars in
 United States Currency Note, Presented Through Closed Account for Debit and Credit an Account to Zero by Bill of Credit with Bar Code present upon debit instrument for clearing the due amount to any Bill of Exchange or Liquidation to any purchase, through the U.S. States of Pennsylvania,
    Delaware, New Jersey and California, et all the American Union.
	 Contents to include American Depositary Receipts, and Settlement Certificates for Family Fund Holdings. American Depositary Receipts,
	  and Settlement Certificates for Family Fund Holdings.

3. CONTROL
Lewis, Yolanda, along with Howard, Stanley, and Howard Enfranchise Inc., as from the date of execution from the registration statement unless the context clearly indicates the contrary, are entitlement holders who issue Face Amount Certificate for Clearing and Settlement of debit instruments, in the form as Dollars in United States Currency Note, to be Discounted into Federal Reserve Promissory Note goods to Credit any account of a loan or Real Estate transaction, purchased from Real Dollars in United States Currency Note for obtainment.

4.  VOTING TRUSTS
Not Applicable

5. BUSINESS
The Civil Rights Business from the Entity, be to handle the affairs of the Beneficiaries to the American Union Republic, in order to protect their American Depositary Receipt, Par Valued, Dollars in
  United States Currency Note, by Commercial Bank Check, Discounted
   into Federal Reserve Promissory Note, Automated Clearing House, of the Federal Reserve System.

Yolanda Lewis through Lewis, Yolanda; Stanley Howard Enfranchise
Inc. ; Howard, Stanley and Yolanda Lewis Innovative Resources Inc.
 shall in the future, Underwrite American Depositary Receipt Securities, issued against Certificate Items in the form of a Receipt or Bill of Credit Check, by an Open Letter of Credit or Closed Bank Account
  that will be registered with the Securities and Exchange Commission
  on Form 3 and Form 4.   Issuance of Certificate Items registered
  with Securities and Exchange Commission on Form 3 indicates grant of authority to obtain additional Certificate Items for SWEEPS to accounts in sum certain Two Hundred Fifty Thousand United
  States Currency Notes Dollars to maintain Federal Deposit Insurance
   Act assurance limits.

Registrant(s) may possibly and do reserve freedom for action with respect to view purchases and sales, pertaining to real estate and real estate, dead-pledged mortgage loans, in order to apply American Depositary Receipt or Bill of Credit Instrument, being Real Property to deposit in any Title Company Escrow Trust Account, to purchase and obtain Real Estate to the Beneficiaries.

All borrowing will and ought to be from ownership exclusive use to the American Depositary Receipts, registered with the Securities and Exchange Commission, acting under authority in the purchase and sale of Dollars in United States Currency Notes, Debit Discounted into Federal Reserve Promissory Note Credits, in place of YOLANDA LEWIS and give the SEC holder in due course the same benefit from Ownership, as if the SEC are shareholders to S H E I.

6. UNDERWRITING SECURITIES ISSUED BY OTHER PERSONS
There are no restrictions to authorization to buy and sell or otherwise deal in ADR Signature Dollars in United States Currency or securities which restricts the power of registrant to act as underwriter of securities issued by related persons through the registrant. Registrant policy with respect to acting as underwriter of securities issued, is restricted to related persons Family Funds of subsidiary entities.

Issuers registrant has acted as underwriter during the last fiscal year.

Related Persons:
Officers: Howard, Stanley; Lewis, Yolanda
2233 Watt Ave. #282-14533 Sacramento California 95825 several States of the American Union

Directors: Lewis, Jalen; Lewis, Aaron; Cunningham, Maggie; Cunningham Wilidah 2129 Wendover Lane San Jose California 95121 several States of the American Union

Related Person: Cunningham, Willis Cannon 2129 Wendover Lane San Jose
 California 95127 several States of the American Union

Related Person: Cunningham La Julia Benita 2129 Wendover Lane San Jose California 95127 several States of the American Union

Related Persons: Neal, Ralph
1588 Calco Creek Drive San Jose California 95127 several States of the American Union

Wilson, Niomisha
5522 Harcross Drive Los Angeles California 90043 several States of the American Union

Related Person Roberta Floyd
3544 Boeger Ln, San Jose, California 95148 several States of the American Union

Related Person  Kyri Daejon Cunningham; Kyri Cunningham;
Cunningham, Kyri Daejon; Cunningham, Kyri  2233 Watt Avenue
 #282-14533 Sacramento California several States of the American Union

Related Persons:  Audrey Nadine Lewis, Lewis, Audrey Nadine;
Audrey Lewis; Lewis, Audrey
PO Box 730833 San Jose California several States of the American Union

Related Person  Debra Fuss
2233 Watt Avenue #282-14533
Sacramento California 95821 several States of the American Union

Related Person:  Terrell Greer
2233 Watt Avenue #282-14533
Sacramento California 95821 several States of the American Union

Related Person:  Ebboni Johnson
2233 Watt Avenue #282-14533
Sacramento California 95821 several States of the American Union

7. CONCENTRATION OF INVESTMENTS IN PARTICULAR INDUSTRIES
There are no requirements or stipulations that forbids the registrant to concentrate its investments in a particular industry or group of industries. There are no industry or group of industries in which the registrants investments were concentrated at the end of each of the last three fiscal years. Registrant initial registration date is August 2018.

8. INVESTMENT IN SECURITIES
Not applicable, Face-Amount Certificate issuances are outstanding obligations, (18 USC 8), other than unlawfully converted currency notes reconvened from pirates.
Registrant is EXEMPT from disclosure of financial disclosures as Natural Person Issuer, registered pursuant to section N-8A of the 1940 Investment Company Act..

There are no provisions in the charter, or other instrument of organization or bylaws of registrant which restricts the power of the registrant to invest in any type of investment, and there are no geographical limitations, limitations upon the amount of, or proportion of, assets which may be invested in any one security, class of securities or group of securities.

Registrant acquired no securities as it serves as registered broker and is exempt from use of regular brokers or dealers as defined in Rule 10b-1 under the Act [17 CFR 270.10b-1], or their parents, identify those brokers or dealers and state the value of the registrants aggregate holdings of the securities of each subject issuer as of the close of the registrants most recent fiscal year.

9. PURCHASE AND SALE OF REAL ESTATE
Registrants by laws specifically authorizes freedom of action to reserve power of the registrant to engage in the purchase and sale of real estate and real estate mortgage loans, through an unrestricted policy applicable to registrant and its majority-owned subsidiaries with respect to the purchase and sale of real estate and real estate mortgage loans.

Percentage of total assets represented by the registrants investments: Exempt from Disclosure 1940 Investment Company
Act N-8A registration Natural Person.

10. BORROWING MONEY

Registrant by laws specifically authorize registrant to borrow from no man, as lender trustee under Divine Trust.

11. PURCHASE AND SALE OF COMMODITIES AND COMMODITY CONTRACTS

Provision to hereby give acknowledgment to Any Entity, Person or organization attempting to defraud Beneficiaries and Affiliate Persons out Par Value by Honest Service Fraud, will and ought to be served though Trial by Certificate for injury, damages and warrant for suspension of licensed charter for public offenses.

Every type of commodity and commodity contracts purchased or sold, during the periods covered by the financial statements filed in the future and the approximate dollar amounts of such commodities and commodity contracts purchased and sold during are exempt from disclosure.

12. LOANS TO OTHER PERSONS

Registrant is specifically authorized to make no interest loans to other persons without restriction.

Registrants policy is that loans to other persons are made as authorized.

Registrants loans do not extend beyond crediting the United States or the several States to the American Union.

PORTFOLIO TURNOVER
Registrants has no charter, other instrument of organization or bylaws that specifically restricts the registrants portfolio turnover.

Registrants Portfolio Turnover policy is only applicable for acquisition of stolen securities as the registrant issues outstanding currency notes yet to be recovered.

13. OTHER FUNDAMENTAL POLICIES
Not Applicable


14. SECURITIES AUTHORIZED

Outstanding American Depositary Receipt (ADR) Face-Amount Certificates authorized, there are no needs for creation of securities.

15. FACE-AMOUNT CERTIFICATES
For each American Depositary Receipt, Face-Amount Certificate, shall and ought to be registered within SEC form 3, with the Amounts and Period of the Maturity, being from seven days to two years with interest assigned to them through CUSIP number 85454P206. Face-Amount Certificates: No Balance Sheet Filed in First year of registration.
Yolanda Lewis Innovative Resources Inc. Face-Amount Certificates will and ought to be Titled, American Depositary Receipt, upon a Receipt or Bill of Credit Instrument, in the form of a Commercial
 Bank Check, being Dollars in United States Currency Notes, debased in to FRNs of any Bank-City District Clearing Houses and Licensed Brokerage Firms, through Financial Institutions;
   Issued by Registrants or Delivered through the United States
   Postal Service Mail.

16. STATISTICAL HISTORY OF FACE-AMOUNT CERTIFICATES
Is demanded for every issue traded in street name.

17. RECENT SALES OF UNREGISTERED SECURITIES
Recent sales of Uncertified or Unregistered Securities of Beneficiaries and Associated Persons to Yolanda Lewis
 Innovative Resources Inc. sold in Street Name, are to be registered to the Organization, upon Knowledge
 & Notice given by authorized Registrant and required to act immediately upon receipt of notice to facts.

18. CAPITAL SHARES
Unlimited order to Stock Certificate Shares of Sponsored States.

19. OTHER SECURITIES
Not applicable

20. RECENT SALES OF UNREGISTERED SECURITIES
Not applicable

21. STATICAL HISTORY OF FACE-AMOUNT CERTIFICATES
Not applicable

22. DISTRIBUTION SPREAD AND YEILD
Not applicable -

23. TABLE OF PAYMENTS, SURRENDER VALUES, ETC.
Not applicable

24. GEOGRAPHICAL DISTRIBUTION AND STATE DEPOSITS
Intrastate of the several States of the American Union.

25. RESTRICTIONS OF AUTHORITY TO DISTRIBUTE SECURITIES
Not applicable

26. METHOD OF DISTRIBUTION AND UNDERWRITING AGREEMENTS
Issuing outstanding ADRs Payable at Sight

27. GENERAL INFORMATION REGARDING PRINCIPAL UNDERWRITERS
Not applicable

28. COMPENSATION OF PRINCIPAL UNDERWRITERS
Not applicable

29. INVESTMENT ADVISERS AND AGREEMENTS THEREWITH
Not applicable

30. PURCHASE AND SERVICING OF MORTGAGE LOANS
Not applicable

31. DEPOSITARIES
Certified Revenue Officer Depositaries: Lewis, Yolanda;
Howard, Stanley;
2233 Watt Ave. #282-14533 Sacramento California 95825.


32. DEPOSIT AGREEMENTS
Reposit to obtain Par value

33. INSURANCE OF HOLDERS OF FACE-AMOUNT CERTIFICATES
250,000 FDIC assurance per Certificate of Deposit
Account-Registry Service.

34. DIRECTORS, OFFICERS AND ADVISORY BOARD MEMBERS
Officers: Howard, Stanley; Lewis, Yolanda
2233 Watt Ave. #282-14533 Sacramento California 95825.

Directors: Lewis, Jalen; Lewis, Aaron; Cunningham, Maggie;
Cunningham Wilidah
2129 Wendover Lane San Jose California 95121


35. INDEMNIFICATION OF DIRECTORS, OFFICERS, INVESTMENT ADVISERS
AND PRINCIPAL UNDERWRITERS

Hold Harmless and Full Indemnification is granted to every officer, agent, director, related person and underwriter who ought to be secured and held harmless, in the performance of duties with full guarantee, free from liability.
 Hazard and Indemnification Bond coverage extends to every intrastate deed, event and act performed and charge associated with performance not limited to health, hazard, surety and assurance against every liability were a debt is created through trust, right to payment account.

Surety, Full Faith and Credit Guarantee is secured by issuance of Hazard and Indemnification Bond coverage in the amount of Three Hundred Million United States
Currency Note Dollars payable to the United States Treasury. Payment guaranteed by certificate item Full Faith and Credit through Certified Revenue Officer to CA Registrar
File No. CA 67-209407 Certificate Series CA67-209407-2019-001
having a retroactive date of 08-14-2014. Registered Form 3 under Certificate Item No. 000383443.

36.COMPENSATION OF DIRECTORS AND OFFICERS
Not applicable / exempt from disclosure

37. COMPENSATION OF CERTAIN EMPLOYEES
Not applicable / exempt from disclosure

38. COMPENSATION TO OTHER PERSONS
Not applicable

39. SECURITIES OWNED BY AFFILIATED PERSONS
Not available

40. OPTIONS, WARRANTS AND RIGHTS
Registrant has no options, warrants or rights outstanding
 or presently to be granted to purchase securities of the
  registrant or any of its subsidiaries from the registrant or any of its subsidiaries

41. INTEREST OF AFFILIATED PERSONS IN CERTAIN TRANSACTIONS
Related persons hold beneficial entitlement interest in debit assets.

42. PENDING EQUITABLE TRIAL BY CERTIFICATE PROCEEDINGS:
Trial By Certificate Civilian Arrest Warrants PENDING.


43. FINANCIAL STATEMENTS AND EXHIBITS
Exempt


SIGNATURE

Pursuant to the requirements of the Investment Company Act of
1940, the registrant	YOLANDA LEWIS doing business as
YOLANDA LEWIS INNOVATIVE RESOURCES INC., a corporation organized and existing under the laws of California, has duly caused this registration statement to be signed on its behalf by the signer, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Sacramento, and State of California, on the 29th day of September,
  in the year  of 2019.

YOLANDA LEWIS dba
YOLANDA LEWIS INNOVATIVE RESOURCES INC

Registrant
By:   	Accord and Satisfaction
/Lewis, Yolanda/
Lewis, Yolanda, CEO, President, Presiding Registrar

Attest:


/Howard, Stanley/
Howard, Stanley, Vice-President